Exhibit 99.75

Source: PyroGenesis Canada Inc.
December 22, 2020 08:35 ET

PyroGenesis Files Listing Application with NASDAQ

MONTREAL, Dec. 22, 2020 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (OTCQB: PYRNF) (FRA: 8PY), (the "Company", the “Corporation” or "PyroGenesis") a Company that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, is pleased to announce today that, further to its Press Release dated December 8th, 2020, the Company has submitted a formal application to list its common shares (“Shares”) on the NASDAQ Stock Exchange (“NASDAQ”).NASDAQ is the second largest exchange by market capitalization worldwide and is home to many of the world’s best technology companies.

In connection with its application to list on NASDAQ, PyroGenesis will, in due course, file a Form 40-F Registration Statement with the United States Securities and Exchange Commission (SEC). The listing of the Company’s Shares on NASDAQ remains subject to the approval of NASDAQ and the satisfaction of all applicable listing and regulatory requirements. Based on its typical review process, and according to NASDAQ’s website, the process usually takes 6 to 8 weeks. Therefore, it is expected that the Company’s Shares will be listed before the end of Q1 2021.

“We believe the Company is entering a heightened growth phase and the timing could not be better for uplisting our Shares to NASDAQ,” said Mr. P. Peter Pascali, CEO & Chair of PyroGenesis. “We expect that the move to NASDAQ will increase awareness of PyroGenesis, and its offerings, both within the financial community and amongst potential clients. We believe this listing will also enhance trading liquidity by broadening our appeal to a larger shareholder base, in the US and internationally, as we execute our business plan and drive long-term shareholder value. We are very much looking forward to elevating the Company’s profile with this listing.”

As previously disclosed, there will not be a concurrent financing associated with this listing nor will there be a reverse stock split.

The Company will continue to maintain the listing of its Shares on the Toronto Stock Exchange (“TSX”), and would trade on both exchanges under the ticker symbol “PYR.”

The Company has engaged Nelson Mullins Riley & Scarborough LLP as its US legal counsel to process the NASDAQ listing.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/